Exhibit 99.2

HUHUTECH INTERNATIONAL GROUP INC. AND SUBSIDIARIES
INDEX TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

HUHUTECH INTERNATIONAL GROUP INC. AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

	As of June 30,	As of December 31,
	2025	2024
	(unaudited)
ASSETS
CURRENT ASSETS:
Cash	$2,978,868	$3,102,865
Restricted cash	57,151	220,261
Note receivable	6,587	254,092
Accounts receivable, net	11,170,072	9,633,289
Accounts receivable – a related party	950,052	—
Inventories	982,954	1,175,241
Advance to vendors	348,713	150,637
Prepayments and other assets, net	181,046	80,137
TOTAL CURRENT ASSETS	16,675,443	14,616,522

Property, plant and equipment, net	5,016,051	4,978,080
Intangible assets, net	65,793	79,985
Deferred tax assets	526,349	326,087
Right-of-use assets, net	168,375	183,815
TOTAL ASSETS	$22,452,011	$20,184,489

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Short term bank loans	$2,861,690	$5,273,678
Long-term bank loan - current	251,270	—
Loan payable from third-party	500,000	—
Notes payable	190,501	733,996
Accounts payable	5,014,033	4,466,933
Due to a related party	506,115	246,454
Advance from customers	2,028,683	1,403,628
Accrued expenses and other liabilities	1,398,421	732,419
Taxes payable	204,332	356,889
Operating lease liabilities – current	119,579	104,088
TOTAL CURRENT LIABILITIES	13,074,624	13,318,085
Long term bank loans	2,421,807	260,299
Operating lease liabilities – non-current	13,867	80,636
TOTAL LIABILITIES	15,510,298	13,659,020

COMMITMENTS AND CONTINGENCIES (Note 13)

SHAREHOLDERS’ EQUITY:
Ordinary shares, $0.0000025 par value, 20,000,000,000 shares authorized, 23,173,413 and 21,173,413 shares issued and outstanding as of June 30, 2025 and December 31, 2024, respectively	58	53
Additional paid-in capital	13,495,345	4,695,350
Statutory reserves	343,077	343,077
(Accumulated deficit) retained earnings	(6,704,455)	2,026,786
Accumulated other comprehensive loss	(192,312)	(539,797)
TOTAL SHAREHOLDERS’ EQUITY	6,941,713	6,525,469
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$22,452,011	$20,184,489

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

HUHUTECH INTERNATIONAL GROUP INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

(unaudited)

	For the Six Months Ended June 30,
	2025	2024
Revenues – third parties	$9,337,289	$8,853,479
Revenues – related party	480,183	—
Total Revenues	9,817,472	8,853,479
Cost of revenues – third parties	6,533,648	5,137,460
Cost of revenues – related party	144,628	565,466
Total cost of revenues	6,678,276	5,702,926
Gross profit	3,139,196	3,150,553

Operating expenses:
Selling expenses	899,367	500,032
General and administrative expenses	10,330,446	909,952
Research and development expenses	520,479	511,674
Total operating expenses	11,750,292	1,921,658
(Loss) Income from operations	(8,611,096)	1,228,895

Other income (expense):
Interest income	6,736	1,523
Interest expense	(64,246)	(49,185)
Other expense, net	2,051	(100,698)
Total other expense, net	(55,459)	(148,360)

(Loss) income before income taxes	(8,666,555)	1,080,535

Provision for income taxes	64,686	231,208

Net (loss) income	(8,731,241)	849,327

Comprehensive income (loss)
Foreign currency translation adjustments	347,485	(336,141)
Comprehensive (loss) income	$(8,383,756)	$513,186

(Loss) earnings per share
Basic and diluted	$(0.38)	$0.04

Weighted average number of shares outstanding
Basic and diluted	23,018,717	20,000,000

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

HUHUTECH INTERNATIONAL GROUP INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(unaudited)

	Ordinary shares		Additional paid-in	Statutory	(Accumulated deficit) retained	Accumulated other comprehensive	Total shareholders’
	Shares	Amount	capital	reserves	earnings	loss	equity
Balance at January 1, 2025	21,173,413	$53	$4,695,350	$343,077	$2,026,786	$(539,797)	$6,525,469
Net loss	—	—	—	—	(8,731,241)	—	(8,731,241)
Share-based compensation	2,000,000	5	8,799,995	—	—	—	8,800,000
Foreign currency translation adjustments	—	—	—	—	—	347,485	347,485
Balance at June 30, 2025	23,173,413	$58	$13,495,345	$343,077	$(6,704,455)	$(192,312)	$6,941,713

Balance at January 1, 2024	20,000,000	$50	$1,738,179	$343,077	$3,958,029	$(258,538)	$5,780,797
Net income	—	—	—	—	849,327	—	849,327
Statutory reserves appropriation	—	—	—	9,788	(9,788)	—	—
Foreign currency translation adjustments	—	—	—	—	—	(336,141)	(336,141)
Balance at June 30, 2024	20,000,000	$50	$1,738,179	$352,865	$4,797,568	$(594,679)	$6,293,983

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

HUHUTECH INTERNATIONAL GROUP INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(unaudited)

	For the Six Months Ended June 30,
	2025	2024
Cash flows from operating activities:
Net (loss) income	$(8,731,241)	$849,327
Adjustments to reconcile net income to net cash (used in) provided by operating activities:
Depreciation and amortization	169,951	223,891
Provision for credit losses	30,265	26,263
Deferred tax benefit	(191,703)	(3,939)
Amortization of operating lease right-of-use assets	73,034	55,659
Share-based compensation	8,800,000	—
Changes in operating assets and liabilities:
Accounts receivable	(1,375,962)	(1,365,703)
Accounts receivable - related party	(938,394)	—
Notes receivable	249,223	(3,881)
Inventories	211,917	(277,321)
Prepayments and other assets	(98,286)	(19,867)
Advance to vendors	(195,164)	(687,971)
Advance to vendors – related party	—	(69,300)
Due from related parties	—	(578,513)
Accounts payable	467,452	48,242
Accrued expenses and other liabilities	645,080	159,134
Advance from customers	591,122	1,710,559
Taxes payable	(157,026)	291,930
Operating leases liabilities	(73,671)	(55,428)
Net cash (used in) provided by operating activities	(523,403)	303,082

Cash flows from investing activities:
Additions to property, plant, and equipment	(93,665)	(1,556,739)
Additions to intangible assets	(5,236)	—
Net cash used in investing activities	(98,901)	(1,556,739)

Cash flows from financing activities:
Repayments to related parties	—	(868,438)
Advances from related parties	261,158	—
Loan from third-party	500,000	—
(Repayments of) proceeds from bank acceptance notes payable, net	(550,559)	427,044
Proceeds from short-term bank loans	5,403,440	4,487,582
Repayment of short-term bank loans	(7,995,277)	(1,663,202)
Proceeds from long-term bank loans	2,412,000	693,001
Repayment of long-term bank loans	(74,088)	—
Payment of offering costs	—	(89,667)
Net cash (used in) provided by financing activities	(43,326)	2,986,320

Effect of exchange rate changes on cash and restricted cash	378,523	(265,228)
Net (decrease) increase in cash and restricted cash	(287,107)	1,467,435
Cash and restricted cash at the beginning of period	3,323,126	2,846,659
Cash and restricted cash at the end of period	$3,036,019	$4,314,094

Reconciliation of cash and restricted cash, end of period
Cash	$2,978,868	$4,120,178
Restricted cash	57,151	193,916
Cash and restricted cash at the end of period	$3,036,019	$4,314,094

Supplemental cash flow disclosures:
Cash paid for income tax	$1,795	$97,101
Cash paid for interest	$40,657	$36,403

Non-cash investing activities:
Right-of-use assets obtained in exchange for operating lease obligations	$54,345	$15,287

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

HUHUTECH INTERNATIONAL GROUP INC. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 — ORGANIZATION AND BUSINESS DESCRIPTION

HUHUTECH International Group Inc. (“HUHUTECH” or the “Company”) is a holding company incorporated under the laws of the Cayman Islands on July 8, 2021. HUHUTECH, through its wholly-owned subsidiaries is a professional system integration provider to design and implement integrated facility management systems and industrial automation monitoring systems mainly for the optoelectronic, semiconductor, telecom and logistic industries in the People’s Republic of China (“China” or “PRC”) and Japan.

Reorganization

A Reorganization of the legal structure was completed on January 14, 2022. The Reorganization involved the incorporations of HUHUTECH International Group Inc., a Cayman Islands holding company; HUHUTECH (HK) Limited (“HUHU HK”), a holding company established in Hong Kong, PRC; Wuxi Xinwu District Jianmeng Electromechanical Technology Co., Ltd (“WFOE”), a company established in the PRC; and the transfer of Jiangsu Huhu Electromechanical Technology Co., Ltd (“HUHU China”), a company established in the PRC, to WFOE.

Before and after the Reorganization, the Company, together with its subsidiaries, are effectively controlled by the same shareholder, who is the Chief Executive Officer (“CEO”) and the Chairman of the Board of Directors of the Company, therefore the reorganization is considered as a recapitalization of entities under common control in accordance with Accounting Standards Codification (“ASC”) 805-50-25. The consolidation of the Company and its subsidiaries have been accounted for at historical cost and prepared on the basis as if the aforementioned transactions had become effective as of the beginning of the first period presented in the accompanying consolidated financial statements.

Details of the subsidiaries of the Company as of June 30, 2025 are set out below:

Name of Entity	Date of Incorporation/Acquisition	Jurisdiction of Formation	Percentage of Ownership	Principal Activities
HUHUTECH (HK) Limited (“HUHU HK”)	July 28, 2021	Hong Kong, PRC	100% by HUHU	Investment holding
Wuxi Xinwu District Jianmeng Electromechanical Technology Co., Ltd (“WFOE”)	December 10, 2021	PRC	100% by HUHU HK	Investment holding
Jiangsu Huhu Electromechanical Technology Co., Ltd. (“HUHU China”)	August 20, 2015	PRC	100% by WFOE	System integration and engineering services
Huhu Technology Co., Ltd. (“HUHU Japan”)	April 25, 2022	JAPAN	100% by HUHU	System integration and engineering services
ADPIRATIONAL TECHNLOGY CO. (“HUHU USA”)	January 30, 2025	USA	100% by HUHUTECH	System integration and engineering services
Huhu Technologies Deutschland GmbH (HUHU “Deutschland”)*	May 7, 2025	Germany	100% by HUHUTECH	System integration and engineering services

*	The Company arranged the establishment of Huhu Deutschland with an employee as a nominee shareholder and legal representative. On March 7, 2025, the Company acquired the 100% equity interest in Huhu Deutschland from the employee for a consideration of €25,000, equivalent to the initial capital. Before the acquisition, HUHU Deutschland had no operation and did not meet the definition of a “business”. Given the fact that the Company effectively controls Huhu Deutschland since its inception, the Company believes the above restructure shall be accounted for under common control in accordance with ASC805-50-25-2 and ASC 805-50-45.

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) pursuant to the rules and regulations of the Securities Exchange Commission (“SEC”). The interim results of operations are not necessarily indicative of results to be expected for any other interim period or for a full year. In the opinion of management, all adjustments, consisting only of normal recurring adjustments, considered necessary for a fair presentation of its financial position and operating results have been included. These financial statements should be read in conjunction with the Company’s audited consolidated financial statements as of and for the year ended December 31, 2024 and the notes thereto included in the Company’s Annual Report on Form 20-F for the year ended December 31, 2024, filed with the SEC on April 29, 2025.

Principles of consolidation

The accompanying consolidated financial statements include the financial statements of HUHUTECH International Group Inc. and its subsidiaries. All inter-company balances and transactions have been eliminated upon consolidation.

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Uses of estimates

In preparing the consolidated financial statements in conformity with U.S. GAAP, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates are based on information as of the date of the consolidated financial statements and are adjusted to reflect actual experience when necessary. Significant estimates required to be made by management include, but are not limited to allowance for credit losses, allowance for inventories obsolescence and revenue recognition. Actual results could differ from those estimates.

Cash

Cash comprises cash at banks and on hand. Cash balances in bank accounts in PRC are insured by the People’s Bank of China Financial Stability Department (“FSD”) where there is a RMB 500,000 (approximately $70,000) deposit insurance limit for a legal entity’s aggregated balance at each bank The Company had $1,869,870 in bank accounts in Japan as of June 30, 2025. Cash balances in bank accounts in Japan are insured pursuant to the Deposit Insurance Act in Japan. Under the Deposit Insurance Act in Japan, the maximum amount of protection is JPY 10 million (approximately $76,000) per customer within one bank.

Restricted cash

Restricted cash consists of cash and cash equivalents which are used as collateral to secure note payable. A note payable is a draft issued by a bank for payments in future, which defers the payment until the due date for redeeming the note. According to the notes payable agreement with the bank, 50% to 100% of the amount is required to be deposited at the bank as security for the notes payable. The security deposit for notes payable amounted to $57,151 and $220,261 as of June 30, 2025 and December 31, 2024, respectively. The Company earns interest at a variable rate per month on this restricted cash balance.

Notes receivable

Notes receivable are primarily bank acceptance notes. The Company’s accepts bank acceptance notes from customers for products sold or services performed in the ordinary course of business. Bank acceptance notes are primarily negotiable instruments with cash settlement from commercial banks within half a year. Upon receipt of the bank acceptance notes, the Company’s accounts receivable from the customer is derecognized. The notes receivable amounted to $6,587 and $254,092 as of June 30, 2025 and December 31, 2024, respectively. The Company reviews its notes receivable on a regular basis to determine if any allowance is necessary. The allowance is based on management’s best estimate of specific losses on individual exposures, as well as a provision on historical trends of collections and utilizations. The allowance for credit losses of notes receivable has been nil.

Accounts receivable, net

The Company followed ASU No. 2016-13, “Financial Instruments — Credit Losses (Topic 326): in measurement and recognition of expected credit losses for financial assets held and not accounted for at fair value through net income. Accounts receivable are recognized and carried at original invoiced amount less an estimated allowance for credit losses. The Company estimates the allowance for credit losses based on an analysis of the aging of accounts receivable, assessment of collectability, including any known or anticipated economic conditions, customer-specific circumstances, recent payment history and other relevant factors.

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Inventories

Inventories are materials stated at the lower of cost or net realizable value. Costs include purchase price and related shipping costs. The cost of inventories is calculated using the weighted average method. Any excess of the cost over the net realizable value of each item of inventories is recognized as an inventory valuation allowance. Net realizable value is estimated using selling price in the normal course of business less any costs to complete and sell products. As of June 30, 2025 and December 31, 2024, the inventory valuation allowance was nil.

Advances to vendors

Advance to vendors consists of balances paid to suppliers for technical services and materials that have not been provided or received. Advances to suppliers are short-term in nature and are reviewed periodically to determine whether their carrying value has become impaired. The Company considers the assets to be impaired if the collectability of the advance becomes doubtful. The Company uses the aging method to estimate the allowance for uncollectible balances. In addition, at each reporting date, the Company determines the adequacy of the allowance by evaluating all available information, and then records specific allowances for those advances based on the available facts and circumstances. As of June 30, 2025 and December 31, 2024, the allowance for uncollectible advances to vendors was nil.

Prepayments and other assets, net

Prepayments and other assets primarily consist of prepaid rents, expenses and deposit, which are presented net of allowance for credit losses. Prepayment and other assets are classified as either current or non-current based on the terms of the respective agreements. These advances are unsecured and are reviewed periodically to determine whether their carrying value has become impaired. The Company considers the assets to be impaired if the collectability of the advance becomes doubtful. The Company uses the aging method to estimate the allowance for uncollectible balances. The allowance is also based on management’s best estimate of specific losses on individual exposures, as well as a provision on historical trends of collections and utilizations. Actual amounts received or utilized may differ from management’s estimate of credit worthiness and the economic environment. Prepayment and other assets are written off against the allowances only after exhaustive collection efforts.

Impairment of long-lived assets

Long-lived assets, including property, plant and equipment and intangible assets with finite lives, are evaluated for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying amount may not be fully recoverable or that the useful life is shorter than the Company had originally estimated. When these events occur, the Company evaluates the impairment by comparing the carrying value of the assets to an estimate of future undiscounted cash flows expected to be generated from the use of the assets and their eventual disposition. If the sum of the expected future undiscounted cash flows is less than the carrying value of the assets, the Company recognizes an impairment loss based on the excess of the carrying value of the assets over the fair value of the assets. No impairment charge was recognized for the six months ended June 30, 2025 and 2024.

Notes payable

Notes payable are bank acceptance notes issued by financial institutions on the Company’s behalf to vendors with a specific due date usually for a period of within 12 months. These notes can either be endorsed by the vendor to other third parties as payment or can be factored to other financial institutions before maturity date. As collateral security for financial institutions’ undertakings, the Company is required to maintain deposits with such financial institutions as restricted cash amounts of 50% to 100% of the balances of the bank acceptance notes.

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Fair value of financial instruments

U.S. GAAP requires certain disclosures regarding the fair value of financial instruments. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A three-level fair value hierarchy prioritizes the inputs used to measure fair value. The hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

●	Level 1 — inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

●	Level 2 — inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, quoted market prices for identical or similar assets in markets that are not active, inputs other than quoted prices that are observable and inputs derived from or corroborated by observable market data.

●	Level 3 — inputs to the valuation methodology are unobservable.

Unless otherwise disclosed, the fair value of the Company’s financial instruments, including cash, notes receivable, accounts receivable, advances to vendors, prepayments and other assets, accounts payable, accrued expenses and other liabilities, advances from customers, notes payable, due to or from related parties and bank loans, approximates their recorded values due to their short-term maturities. The Company determined that the carrying value of the short-term bank loans approximated their fair value by comparing the stated loan interest rate to the rate charged by similar financial institutions.

Revenue recognition

The Company accounts for revenue recognition under FASB ASC 606, Revenue from Contracts with Customers (“ASC 606”). In accordance with FASB ASC 606, Revenue from Contracts with Customers. The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. To achieve that core principle, the Company applies the following steps:

Step 1: Identify the contract (s) with a customer

Step 2: Identify the performance obligations in the contract

Step 3: Determine the transaction price

Step 4: Allocate the transaction price to the performance obligations in the contract

Step 5: Recognize revenue when (or as) the entity satisfies a performance obligation

The Company derives its revenues primarily from three sources: (1) system integration projects; (2) product sales; (3) engineering consulting services. All of the Company’s contracts with customers do not contain cancellable and refund-type provisions.

Revenue from system integration projects

The Company’s revenues from system integration projects are normally under fixed-price contracts that may last from six months to three years. These contracts require the Company to perform customized services of project planning, system coding, installation of hardware and equipment, and configuration based on the customers’ specific needs which requires significant customization. Upon delivery of the services and equipment, customer acceptance is generally required. In the same contract, the Company is required to provide a warranty period for one to two years (“warranty period”) after the customized project is delivered with a 3% – 10% holdback of the total contract price (“contract holdback”) which is to be paid after the end of warranty period. The Company determined the warranty clause included in the contractual term is directly related to the quality of the Company’s integration projects and there are no specific tasks to be performed during the warranty period, and therefore, consider it an assurance-type warranty. The warranty is not considered a separate performance obligation and no revenue is associated with these services under ASC 606. Thus, the Company identifies a single performance obligation for the system integration projects, which includes a series of integrated services of project planning, system coding, installation of hardware and equipment, and configuration. Because of the nature of the projects, and the contract owners perform inspection during the project and prior to acceptance, the Company has not experienced material warranty costs and, therefore, does not believe an accrual for these costs is necessary.

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Revenue is recognized over the contract term using an input method under which the percentage of revenue to be recognized for a given project is measured by the estimates of the extent of progress towards project completion. Such contracts provide that the customer accept completion of progress to date and compensate the Company for services rendered, which may be measured in terms of costs incurred, units installed, or some other measure of progress. Application of the input method requires the use of estimates of costs to be incurred for the performance of the contract. Contract costs include all direct material costs, direct labor costs and those indirect costs related to contract performance, such as indirect labor, supplies, tools, and all costs associated with operation of equipment. The contract holdback is recognized as revenue after the warranty period has expired. The warranty holdback amounted to $633,308 and $624,633 as of June 30, 2025 and December 31, 2024, respectively. The cost estimation process is based upon the professional knowledge and experience of the Company’s engineers, project managers and financial professionals. Management conducts monthly reviews to assess the contract’s schedule, performance, technical matters and estimated cost at completion. When changes in estimated contract costs are identified, such revisions may result in current period adjustments to operations applicable to performance in prior periods.

Revenue from product sales

The Company generates revenue primarily through the sale and delivery of promised goods to customers and recognizes revenue when control is transferred to customers, which typically occurs upon customer acceptance, in an amount that reflects the consideration the Company expects to be entitled to in exchange for the goods or services and is recorded net of value-added tax (“VAT”). The Company’s contracts with customers are primarily on a fixed-price basis and do not contain cancellable and refund-type provisions. The Company generally provides a one-year warranty against defects in materials related to the sale of products. The Company considerers the warranty as an assurance type warranty since the warranty provides the customer the assurance that the product complies with agreed-upon specifications. Estimated future warranty obligations are included in cost of product sales in the period in which the related revenue is recognized. The determination of the Company’s warranty accrual is based on actual historical experience with the product, estimates of repair and replacement costs and any product warranty problems that are identified after shipment. The Company estimates and adjusts these accruals at each balance sheet date in accordance with changes in these factors.

Revenue from engineering consulting services

Revenues generated from engineering consulting services are recognized upon the delivery of the engineering report as the Company’s performance obligations are satisfied. Expenses related to these types of services are recognized as incurred. Revenue from engineering consulting services was nil due to a shift of focus on system integration projects for the six months ended June 30, 2025.

Contract balances

Accounts receivable represent amounts invoiced and revenues recognized prior to invoicing when the Company has satisfied the Company’s performance obligation and has the unconditional rights to payment. Unearned revenues consist of payments received from customers related to unsatisfied performance obligations at the end of the period, and included in advance from customers. All unsatisfied performance obligation will be performed within the next twelve months and no significant financing component is involved. There is no significant financing component in the Company’s revenue arrangement because the Company’s expected length of time between the payment and when the Company transfers the promised services is less than 12 months. For the portion of security deposit with more than 12 months is measured at present value at the reporting date by its primary borrowing rate. The impact of discounted interest expenses is not material for the six months ended June 30, 2025 and 2024.

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Disaggregation of revenues

For the six months ended June 30, 2025 and 2024, the disaggregation of revenues by major revenue stream is as follows:

	For the Six Months Ended June 30,
	2025	2024
	(Unaudited)	(Unaudited)
System integration projects	$9,400,024	$8,663,958
Product sales	417,448	36,948
Engineering consulting services	—	152,573
Total	$9,817,472	$8,853,479

Revenue by geographic area

The following table presents revenue by geographic location for the six months ended June 30, 2025 and 2024:

	For the Six Months Ended June 30,
	2025	2024
	(Unaudited)	(Unaudited)
PRC	$3,838,722	$4,654,089
Japan	5,978,750	4,199,390
Total revenues	$9,817,472	$8,853,479

Research and development costs

Research and development activities are directed toward the development of cleaning control system, ultrapure water control system, gas detection system, and temperature automatic control system used in the semiconductor manufacturing process. These costs, which primarily include salaries, contract services and supplies, are expensed as incurred.

Operating leases

The Company has lease contracts for manufacturing facilities and office space under operating leases. The Company determines whether an arrangement constitutes a lease and records lease liabilities and right-of-use assets on its consolidated balance sheets at lease commencement. The Company measures its lease liabilities based on the present value of the total lease payments not yet paid discounted based on the more readily determinable of the rate implicit in the lease or its incremental borrowing rate, which is the estimated rate the Company would be required to pay for a collateralized borrowing equal to the total lease payments over the term of the lease. The Company estimates its incremental borrowing rate based on an analysis of weighted average interest rate of its own bank loans. The Company measures right-of-use assets based on the corresponding lease liability adjusted for payments made to the lessor at or before the commencement date, and initial direct costs it incurs under the lease. The Company begins recognizing lease expense when the lessor makes the underlying asset available to the Company.

For leases with lease term less than one year (short-term leases), the Company records operating lease expense in its consolidated statements of income on a straight-line basis over the lease term and record variable lease payments as incurred.

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Value added tax (“VAT”)

Revenue represents the invoiced value of goods and services, net of VAT. The VAT is based on gross sales price and VAT rates range from 6% to 13%, depending on the type of products sold or service provided. Entities that are VAT general taxpayers are allowed to offset qualified input VAT paid to suppliers against their output VAT liabilities. Net VAT balance between input VAT and output VAT is recorded in taxes payable. All of the VAT returns filed by the Company’s subsidiaries in PRC remain subject to examination by the tax authorities for five years from the date of filing.

Government grants

Government grants are recognized as income in other income, net or as a reduction of specific costs and expenses for which the grants are intended to compensate. Such amounts are recognized in the consolidated statements of income and comprehensive income upon receipt and all conditions attached to the grants are fulfilled. For the six months ended June 30, 2025 and 2024, the Company received $14,202 and $nil of government grants for various research programs, respectively. The benefit of these government grants, net of taxes, on net (loss) income per share (basic and diluted) was $0.001 and nil for the six months ended June 30, 2025 and 2024, respectively.

Income taxes

Cayman Islands

The Company is incorporated in the Cayman Islands and is not subject to tax on income or capital gains under the laws of the Cayman Islands. Additionally, the Cayman Islands does not impose a withholding tax on payments of dividends to shareholders.

Germany

Under Germany tax laws, HUHU Deutschland is subject to a statutory income tax rate at 15.825% if revenue is generated in Germany.

USA

HUHU USA is subject to 21% federal corporate income tax and a 4.9% Arizona state income tax.

Hong Kong

Under Hong Kong tax laws, HUHU HK is subject to a tax rate of 8.25% on assessable profits up to $255,102 (HK$2,000,000) and a tax rate of 16.5% on any part of assessable profits over $255,102 (HK$2,000,000) if revenue is generated in Hong Kong, and it is exempted from income tax on its foreign-derived income. There are no withholding taxes in Hong Kong on remittance of dividends.

PRC

Under the Enterprise Income Tax (“EIT”) Law of PRC, domestic enterprises and Foreign Investment Enterprises (the “FIE”) are usually subject to a unified 25% enterprise income tax rate while preferential tax rates, tax holidays and even tax exemption may be granted on case-by-case basis. EIT grants preferential tax treatment to High and New Technology Enterprises (“HNTEs”). Under this preferential tax treatment, HNTEs are entitled to an income tax rate of 15%, subject to a requirement that they re-apply for HNTE status every three years. HUHU China was approved as a HNTE and is entitled to a reduced income tax rate of 15% beginning December 2022. The certificate is valid until December 2025

EIT is typically governed by the local tax authority in PRC. Each local tax authority at times may grant preferred tax treatment to local enterprises as a way to encourage entrepreneurship and stimulate local economy. The impact of the tax treatment noted above decreased PRC taxes by nil and $9,394 for the six months ended June 30, 2025 and 2024, respectively. The benefit of the preferred tax treatment on net (loss) income per share (basic and diluted) was nil and nil for the six months ended June 30,2025 and 2024, respectively.

Japan

Under Japanese tax laws, HUHU Japan is subject to a statutory income tax rate at 20% on income that is generated in Japan. There are no withholding taxes in Japan on remittance of dividends.

The Company accounts for income taxes in accordance with the laws of the relevant tax authorities. Deferred income taxes are recognized when temporary differences exist between the tax bases of assets and liabilities and their reported amounts in the consolidated financial statements. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period including the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. No significant penalties or interest relating to income taxes have been incurred for the six months ended June 30, 2025 and 2024. All of the tax returns of the Company’s subsidiaries in the PRC remain subject to examination by the tax authorities for five years from the date of filing.

(Loss) Earnings per Share

The Company computes earnings per share (“EPS”) in accordance with ASC 260, “Earnings per Share”. ASC 260 requires companies to present basic and diluted EPS. Basic EPS is measured as net income divided by the weighted average ordinary shares outstanding for the period. Diluted EPS presents the dilutive effect on a per-share basis of the potential ordinary shares (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential ordinary shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS. For the six months ended June 30, 2025 and 2024, there were no dilutive shares.

Warrants

The Company accounts for warrants as either equity-classified or liability-classified instruments based on an assessment of the warrant’s specific terms and applicable authoritative guidance in Financial Accounting Standards Board (“FASB”) ASC 480 “Distinguishing Liabilities from Equity” (“ASC 480”) and ASC 815, Derivatives and Hedging (“ASC 815”). The assessment considers whether the warrants are freestanding financial instruments pursuant to ASC 480, whether they meet the definition of a liability pursuant to ASC 480, and whether the warrants meet all of the requirements for equity classification under ASC 815, including whether the warrants are indexed to the Company’s own common stock and whether the warrant holders could potentially require “net cash settlement” in a circumstance outside of the Company’s control, among other conditions for equity classification. This assessment, which requires the use of professional judgment, is conducted at the time of warrant issuance and as of each subsequent annually period end date while the warrants are outstanding.

For issued or modified warrants that meet all of the criteria for equity classification, the warrants are required to be recorded as a component of equity at the time of issuance. For issued or modified warrants that do not meet all the criteria for equity classification, the warrants are required to be recorded as liabilities at their initial fair value on the date of issuance, and each balance sheet date thereafter. Changes in the estimated fair value of the warrants are recognized as a non-cash gain or loss on the statements of operations.

Share-based compensation

The Company follows the provisions of ASC 718, “Compensation - Stock Compensation,” which establishes the accounting for employee and non-employee share-based awards. For employee share-based awards, share-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense with graded vesting on a straight-line basis over the requisite service period for the entire award.

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Foreign currency translation

The functional currencies of the Company are the local currency of the county in which the subsidiaries operate. The Company’s consolidated financial statements are reported using U.S. Dollars. The results of operations and the consolidated statements of cash flows denominated in foreign currencies are translated at the average rates of exchange during the reporting period. Assets and liabilities denominated in foreign currencies at the balance sheet date are translated at the applicable rates of exchange in effect on that date. The equity denominated in the functional currencies is translated at the historical rates of exchange at the time of capital contributions. Because cash flows are translated based on the average translation rates, amounts related to assets and liabilities reported on the consolidated statements of cash flows will not necessarily agree with changes in the corresponding balances on the consolidated balance sheets. Translation adjustments arising from the use of different exchange rates from period to period are included as a separate component in accumulated other comprehensive income included in consolidated statements of changes in equity. Gains and losses from foreign currency transactions are included in the consolidated statement of income and comprehensive income.

Since the Company operates primarily in the PRC, the Company’s main functional currency is the Chinese Yuan (“RMB”). HUHU Japan’s functional currency is the Japanese Yen (“JPY”). The Company’s consolidated financial statements have been translated into the reporting currency of U.S. Dollars (“US$”). The RMB is not freely convertible into foreign currency and all foreign exchange transactions must take place through authorized institutions. No representation is made that the RMB amounts could have been, or could be, converted into US$ at the rates used in the translation.

The following table outlines the currency exchange rates that were used in creating the consolidated financial statements in this report:

	For the Six Months Ended June 30, 2025	For the Year Ended December 31, 2024	For the Six Months Ended June 30, 2024
Period End RMB: USD exchange rate	7.1636	7.2993	7.2672
Period Average RMB: USD exchange rate	7.2526	7.1957	7.2150
Period End JPY: USD exchange rate	144.17	157.37	160.88
Period Average JPY: USD exchange rate	148.38	151.46	152.20
Period End EUR: USD exchange rate	0.8496	0.9661	0.9336
Period Average EUR: USD exchange rate	0.9138	0.9242	0.9251

Comprehensive (loss) income

Comprehensive (loss) income consists of two components, net income and other comprehensive (loss) income. Other comprehensive (loss) income refers to revenue, expenses, gains and losses that under U.S. GAAP are recorded as an element of shareholders’ equity but are excluded from net income. Other comprehensive (loss) income consists of foreign currency translation adjustments resulting from the Company not using US$ as its functional currency.

Segment reporting

In accordance with ASC Topic 280, Segment Reporting, the Company’s chief operating decision maker (“CODM”) has been identified as the Chief Executive Officer. The Company’s CODM reviews the consolidated financial results when making decisions about allocating resources and assessing the performance of the Company as a whole and hence, the Company has only one reportable segment. The Company operates and manages its business in PRC China and Japan as a single segment.

Concentrations of risks

(a)	Concentration of credit risk

Assets that potentially subject the Company to a significant concentration of credit risk primarily consist of cash, accounts receivable and other current assets. The maximum exposure of such assets to credit risk is their carrying amounts as at the balance sheet dates. As of June 30, 2025 and December 31, 2024, the aggregate amount of cash of $569,353 and $1,851,830, respectively, was held at major financial institutions in PRC. Cash balances in bank accounts in PRC are insured by the People’s Bank of China Financial Stability Department (“FSD”) where there is a RMB 500,000 (approximately $70,000) deposit insurance limit for a legal entity’s aggregated balance at each bank. As a result, balances in bank accounts in PRC that was not covered by FSD were $409,151 and $1,286,504 as of June 30, 2025 and December 31, 2024, respectively. As of June 30, 2025 and December 31, 2024, the Company had $1,869,870 and $1,211,701 in bank accounts in Japan. Cash balances in bank accounts in Japan are insured pursuant to the Deposit Insurance Act in Japan. Under the Deposit Insurance Act in Japan, the maximum amount of protection is JPY 10 million (approximately $76,000) per customer within one bank. As a result, balance in bank accounts in Japan that not covered by Deposit Insurance Act were $1,688,343 and $1,147,701 as of June 30, 2025 and December 31, 2024, respectively. To limit the exposure to credit risk relating to deposits, the Company primarily places cash deposits with large financial institutions. The Company conducts credit evaluations of its customers and suppliers, and generally does not require collateral or other security from them. The Company establishes an accounting policy to provide for allowance for credit losses based on the individual customer’s and supplier’s financial condition, credit history, and the current economic conditions.

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(b)	Significant customers

For the six months ended June 30, 2025, one customer accounted for 38.8% of total revenues. For the six months ended June 30, 2024, four customers accounted for 19.7%, 17.1%, 16.8% and 10.2% of total revenues, respectively. As of June 30, 2025, two customers accounted for 12.9% and 11.1% of total accounts receivable, respectively. As of December 31, 2024, four customers accounted for 13.8%, 12.2%, 11.1% and 10.0% of total accounts receivable, respectively.

(c)	Significant suppliers

For the six months ended June 30, 2025, two suppliers accounted for approximately 22.8% and 12.1% of total purchases, respectively. For the six months ended June 30, 2024, two suppliers accounted for approximately 12.7% and 10.7% of total purchases, respectively. As of June 30, 2025, four suppliers accounted for approximately 20.5%, 11.6%, 10.8% and 10.8% of total accounts payable, respectively. As of December 31, 2024, two suppliers accounted for approximately 18.0% and 16.7% of total accounts payable, respectively.

(d)	Foreign currency risk

A majority of the Company’s transactions are denominated in RMB and a significant portion of the Company and its subsidiaries’ assets and liabilities are denominated in RMB. RMB is not freely convertible into foreign currencies. In the PRC, certain foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the People’s Bank of China (“PBOC”). Remittances in currencies other than RMB by the Company in China must be processed through the PBOC or other China foreign exchange regulatory bodies which require certain supporting documentation in order to affect the remittance.

The Company’s functional currency is the local currency where the subsidiary operates in, mainly RMB and JPY, and the Company’s financial statements are presented in U.S. dollars. It is difficult to predict how market forces U.S. government policy may impact the exchange rate between the local currencies and the U.S. dollar in the future. The change in the value of the local currencies relative to the U.S. dollar may affect the Company’s financial results reported in the U.S. dollar terms without giving effect to any underlying changes in the Company’s business or results of operations. Currently, the Company’s assets, liabilities, revenues and costs are denominated in RMB and JPY. To the extent that the Company needs to convert U.S. dollars into RMB and JPY for capital expenditures and working capital and other business purposes, appreciation of RMB and JPY against U.S. dollars would have an adverse effect on the RMB and JPY amount the Company would receive from the conversion. Conversely, if the Company decides to convert RMB and JPY into U.S. dollars for the purpose of making payments for dividends, strategic acquisition or investments or other business purposes, appreciation of U.S. dollars against RMB and JPY would have a negative effect on the U.S. dollar amount available to the Company.

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Recent accounting pronouncements

The Company considers the applicability and impact of all accounting standards updates (“ASUs”). Management periodically reviews new accounting standards that are issued.

In December 2023, the FASB issued ASU 2023-09, “Income Taxes (Topic 740): Improvements to Income Tax Disclosures” (“ASU 2023-09”). This ASU requires that public business entities must annually “(1) disclose specific categories in the rate reconciliation and (2) provide additional information for reconciling items that meet a quantitative threshold (if the effect of those reconciling items is equal to or greater than 5 percent of the amount computed by multiplying pretax income or loss by the applicable statutory income tax rate).” A public entity should apply the amendments in ASU 2023-09 prospectively to all annual periods beginning after December 15, 2024. The adoption of this guidance did not have a material impact on the Company’s consolidated financial statements.

In March 2024, the FASB issued ASU 2024-01, “Compensation - Stock Compensation (Topic 718) - Scope Application of Profits Interest and Similar Awards” (“ASU 2024-01”), which intends to improve clarity and operability without changing the existing guidance. ASU 2024-01 provides an illustrative example intended to demonstrate how entities that account for profits interest and similar awards would determine whether a profits interest award should be accounted for in accordance with Topic 718. Entities can apply the guidance either retrospectively to all prior periods presented in the financial statements or prospectively to profits interest and similar awards granted or modified on or after the date of adoption. ASU 2024-01 is effective for annual periods beginning after December 15, 2024, and interim periods within those annual periods. Early adoption is permitted for both interim and annual financial statements that have not yet been issued or made available for issuance. The adoption of this guidance did not have a material impact on the Company’s consolidated financial statements.

In July 2025, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2025-05, Measurement of Credit Losses for Accounts Receivable and Contract Assets. ASU 2025-05 amends ASC 326, Financial Instruments—Credit Losses, and introduces a practical expedient available for all entities and an accounting policy election available for all entities, other than public business entities, that elect the practical expedient. These changes apply to the estimation of expected credit losses for current accounts receivable and current contract assets arising from transactions accounted for under ASC 606, Revenue Recognition. Under the practical expedient, entities may assume that current conditions as of the balance sheet date remain unchanged for the remaining life of the asset when developing reasonable and supportable forecasts. This simplifies the estimation process for short-term financial assets. ASU 2025-05 is effective for the Company’s annual reporting periods beginning after December 15, 2025, and interim reporting periods within those annual reporting periods, with early adoption permitted. ASU 2025-05 should be applied on a prospective basis. The Company is currently assessing the impact this standard will have on the Company’s Consolidated Financial Statements.

The Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the Company’s consolidated balance sheets, statements of income and comprehensive income and statements of cash flows.

NOTE 3 — ACCOUNTS RECEIVABLE, NET

	June 30, 2025	December 31, 2024
Accounts receivable from third-party customers	$11,575,253	$10,000,866
Less: allowance for credit losses	(405,181)	(367,577)
Account receivable, net	$11,170,072	$9,633,289

	June 30, 2025	December 31, 2024
Accounts receivable from non-state-owned customers	$9,177,228	$7,401,526
Accounts receivable from state-owned customers	2,398,025	2,599,340
Less: allowance for credit losses	(405,181)	(367,577)
Account receivable, net	$11,170,072	$9,633,289

Allowance for credit losses movement is as follows:

	June 30, 2025	December 31, 2024
Beginning balance	$367,577	$375,975
Provision	30,265	1,900
Foreign currency translation adjustments	7,339	(10,298)
Ending balance	$405,181	$367,577

Approximately $4.3 million or 37.2% of the account receivable balance as of June 30, 2025 has been collected as of September 16, 2025.

NOTE 4 — PREPAYMENTS AND OTHER ASSETS, NET

Prepayments and other assets consisted of the following:

	June 30, 2025	December 31, 2024
Prepaid rents	$19,774	$18,000
Deposits	26,151	27,906
Prepaid expense	15,289	37,699
Value-added tax	123,366	—
Less: allowance for uncollectible balances	(3,534)	(3,468)
Prepayments and other current assets; net	$181,046	$80,137

Allowance for credit losses movement is as follows:

	June 30, 2025	December 31, 2024
Beginning balance	$3,468	$3,565
Foreign currency translation adjustments	66	(97)
Ending balance	$3,534	$3,468

NOTE 5 — LEASES

The Company has several operating leases for manufacturing facilities and offices. The Company’s lease agreements do not contain any material residual value guarantees or material restrictive covenants.

The Company adopts Topic 842 using a modified retrospective transition method. The Company combines the lease and non-lease components in determining the ROU assets and related lease obligation. Adoption of this standard resulted in the recording of operating lease ROU assets and corresponding operating lease liabilities. ROU assets and related lease obligations are recognized at commencement date based on the present value of remaining lease payments over the lease term.

Total lease expense amounted to $76,801 for the six months ended June 30, 2025, which included $3,767 interest and $73,034 amortization expenses of ROU assets. Total lease expense amounted to $60,494 for the six months ended June 30, 2024, which included $4,835 interest and $55,659 amortization expenses of ROU assets. Total cash paid for operating leases amounted to $91,691 and $77,674 for the six months ended June 30, 2025 and 2024, respectively.

Supplemental balance sheet information related to operating leases was as follows:

	June 30, 2025	December 31, 2024
Right-of-use assets, net	$168,375	$183,815
Operating lease liabilities – current	$119,579	$104,088
Operating lease liabilities – non-current	13,867	80,636
Total operating lease liabilities	$133,446	$184,724

The weighted average remaining lease terms and discount rates for all of operating leases were as follows as of June 30, 2025:

Remaining lease term and discount rate:
Weighted average remaining lease term (years)	1
Weighted average discount rate	3.0%

The following is a schedule of maturities of lease liabilities as of June 30, 2025:

(Unaudited)
For the period ending June 30,
2025	64,807
For the year ending June 30,
2026	$69,312
2027	3,438
Total future minimum lease payments	$137,557
Less: imputed interest	4,111
Total	$133,446

NOTE 6 — ACCRUED EXPENSE AND OTHER LIABILITIES

Accrued expenses and other liabilities consisted of the following:

	June 30, 2025	December 31, 2024
Payroll payable	$673,437	$496,766
Rent payable	153,674	81,178
Equipment payable	156,412	38,105
Software service fee	242,980	—
Other payables	171,918	116,370
Total	$1,398,421	$732,419

NOTE 7 — LOANS

Short-term bank loans

Short-term bank loans represent amounts due to various banks maturing within one year. The principal of the borrowings is due at maturity. Accrued interest is due either monthly or quarterly. Short-term borrowings consisted of the following:

	June 30, 2025	December 31, 2024
Bank of Ningbo
Interest rate of 3.7%, from April 29, 2024 to April 28, 2025	—	136,999
Interest rate of 2.0%, from December 26, 2024 to December 25, 2025	279,189	273,999
Interest rate of 2.5%, from May 16, 2025 to May 16, 2026	139,595	—
Bank of Communications
Interest rate of 2.98%, from June 27, 2024 to June 27, 2025	—	821,997
Interest rate of 2.98%, from June 28, 2024 to June 28, 2025	—	410,998
Interest rate of 2.98%, from October 11, 2024 to October 11, 2025	—	136,999
Interest rate of 2.98%, from May 15, 2025 to May 15, 2026	418,784	—
Bank of China
Interest rate of 2.54167‰, from May 30, 2024 to May 20, 2025	—	753,497
Interest rate of 2.40%, from March 14, 2025 to July 15, 2025	628,176	—
Bank of Nanjing
Interest rate of 2.39%, from June 9, 2025 to June 8, 2026	1,395,946	—
The Kumamoto Bank
Interest rate of 1.20%, from December 30, 2024 to March 31, 2025	—	1,971,192
The Higo Bank Ltd.
Interest rate of 1.86%, from November 29, 2024 to January 29, 2025	—	767,997
Total	$2,861,690	$5,273,678

Long-term bank loans

Long-term bank loans consisted of the following:

	June 30, 2025	December 31, 2024
Bank of Jiangsu
Interest rate of 3.6%, from March 19, 2024 to March 18, 2026	251,270	260,299
The Kumamoto Bank
Interest rate of 1.585%, from April 30, 2025 to March 31, 2035	2,421,807	—
Total	$2,673,077	$260,299
Less: Long-term bank loans - current	251,270	—
Long-term bank loans - non-current	$2,421,807	$260,299

On March 19, 2024, the Company entered into a loan agreement with the Bank of Jiangsu to obtain a loan of $279,189 (RMB 2,000,000) with a maturity date on March 18, 2026 at a fixed annual interest rate of 3.6%. After the repayment of $27,919 during the six month of 2025, the loan balance was $251,270 as of June 30, 2025. Mr. Yujun Xiao, the CEO of the Company, and Ms. Yinglai Wang, the shareholder of the Company, guaranteed the repayment of the loan.

On May 30, 2024, the Company entered into a loan agreement with the Bank of China to obtain a loan of $753,497 (RMB 5,500,000) with a maturity date on May 20, 2025 at an effective monthly rate of 2.54167‰. Mr. Yujun Xiao, the CEO of the Company, and Ms. Yinglai Wang, the shareholder of the Company, guaranteed the repayment of the loan. The loan was fully repaid upon maturity.

NOTE 7 — LOANS (cont.)

On April 29, 2024, the Company entered into a loan agreement with the Bank of Ningbo to obtain a loan of $136,999 (RMB 1,000,000) with a maturity date on April 28, 2025 at a fixed annual interest rate of 3.7%. Mr. Yujun Xiao, the CEO of the Company, and Ms. Yinglai Wang, the shareholder of the Company, guaranteed the repayment of the loan. The loan was fully repaid upon maturity.

On June 27, 2024, the Company entered into a loan agreement with the Bank of Communications to obtain a loan of $958,996 (RMB 7,000,000) with a maturity date on June 27, 2025 at a fixed annual interest rate of 2.98%. After the repayment of $136,999 during fiscal year 2024, the loan balance was $821,997 as of December 31, 2024. Mr. Yujun Xiao, the CEO of the Company, and Ms. Yinglai Wang, the shareholder of the Company, guaranteed the repayment of the loan. The loan was fully repaid upon maturity.

On June 28, 2024, the Company entered into a loan agreement with the Bank of Communications to obtain a loan of $410,998 (RMB 3,000,000) with a maturity date on June 28, 2025 at a fixed annual interest rate of 2.98%. Mr. Yujun Xiao, the CEO of the Company, and Ms. Yinglai Wang, the shareholder of the Company, guaranteed the repayment of the loan. The loan was fully repaid upon maturity.

On October 11, 2024, the Company entered into a loan agreement with the Bank of Communications to obtain a loan of $136,999 (RMB 1,000,000) with a maturity date on October 11, 2025 at a fixed annual interest rate of 2.98%. Mr. Yujun Xiao, the CEO of the Company, and Ms. Yinglai Wang, the shareholder of the Company, guaranteed the repayment of the loan.

On November 29, 2024, the Company entered into a loan agreement with the Bank of Higo to obtain a loan of $767,997 (JPY 120,000,000) with a maturity date on January 29, 2025 at a fixed annual interest rate of 1.86%. Mr. Yujun Xiao, the CEO of the Company, guaranteed the repayment of the loan. The loan was fully repaid upon maturity.

On December 26, 2024, the Company entered into a loan agreement with the Bank of Ningbo to obtain a loan of $273,999 (RMB 2,000,000) with a maturity date on December 25, 2025 at a fixed annual interest rate of 2.00%. Ms. Yinglai Wang, the shareholder of the Company, is a co-borrower of the loan.

On December 26, 2024, the Company entered into a loan agreement with the Bank of Ningbo to obtain a loan of $279,189 (RMB 2,000,000) with a maturity date on December 25, 2025 at a fixed annual interest rate of 2.00%. Ms. Yinglai Wang, the shareholder of the Company, guaranteed the repayment of the loan.

On December 30, 2024, the Company entered into a loan agreement with the Bank of Kumamoto to obtain a loan of $1,971,192 (JPY 308,000,000) with a maturity date on March 31, 2025 at a fixed annual interest rate of 1.20%. Mr. Yujun Xiao, the CEO of the Company, guaranteed the repayment of the loan. The loan was fully repaid upon maturity.

On March 14, 2025, the Company entered into a loan agreement with the Bank of China to obtain a loan of $628,176 (RMB 4,500,000) with a maturity date on July 15, 2025 at an effective monthly rate of 2.40%. Mr. Yujun Xiao, the CEO of the Company, and Ms. Yinglai Wang, the shareholder of the Company, guaranteed the repayment of the loan. The loan was fully repaid upon maturity.

On May 15, 2025, the Company entered into a loan agreement with the Bank of Communications to obtain a loan of $418,784 (RMB 3,000,000) with a maturity date on May 15, 2026 at a fixed annual interest rate of 2.98%. Mr. Yujun Xiao, the CEO of the Company, and Ms. Yinglai Wang, the shareholder of the Company, guaranteed the repayment of the loan.

On May 16, 2025, the Company entered into a loan agreement with the Bank of Ningbo to obtain a loan of $139,595 (RMB 1,000,000) with a maturity date on May 16, 2026 at a fixed annual interest rate of 2.50%. Ms. Yinglai Wang, the shareholder of the Company, guaranteed the repayment of the loan.

NOTE 7 — LOANS (cont.)

On April 30, 2025, the Company entered into a loan agreement with the Bank of Kumamoto to obtain a loan of $2,421,807 (JPY 351,000,000) with a maturity date on March 31, 2035 at a fixed annual interest rate of 1.585%. Mr. Yujun Xiao, the CEO of the Company, guaranteed the repayment of the loan.

On June 9, 2025, the Company entered into a loan agreement with the Bank of Nanjing to obtain a loan of $1,395,946 (RMB 10,000,000) with a maturity date on June 8, 2026 at an effective monthly rate of 2.39%. Mr. Yujun Xiao, the CEO of the Company, and Ms. Yinglai Wang, the shareholder of the Company, guaranteed the repayment of the loan.

For the six months ended June 30, 2025 and 2024, the Company recorded bank loan interest expenses of $64,246 and $113,657, respectively.

NOTE 8 — RELATED PARTIES BALANCES AND TRANSACTIONS

Related party balances as of June 30, 2025 and December 31, 2024, and transactions for the six months ended June 30, 2025 and 2024 are as follows:

(1)	Related party relationships:

Name of Related Party	Relationship to the Company
Mr. Yujun Xiao	CEO of the Company and spouse of Ms. Yinglai Wang
Ms. Yinglai Wang	Chairperson of the Company and spouse of Mr. Yujun Xiao
Anhui Zhongke Shengwei Intelligent Data Co., Ltd (“Anhui Zhongke”)	Mr. Yujun Xiao is the legal representative and holds 9.51% of the shares
Jiangsu Hephaesi Semiconductor Co., Ltd	Mr. Yujun Xiao is the legal representative and holds 2% of the shares

(2)	Sales of products to a related party:

	For the Six Months Ended June 30,
	2025	2024
	(Unaudited)	(Unaudited)
Jiangsu Hephaesi Semiconductor Co., Ltd	$480,183	$—

(3)	Purchases from a related party:

	For the Six Months Ended June 30,
	2025	2024
	(Unaudited)	(Unaudited)
Anhui Zhongke	$144,628	$565,466

Our affiliated entity Anhui Zhongke and HUHU China entered into a software purchase agreement, whereby Anhui Zhongke sold factory management and monitoring software to HUHU China. The purchase price of the software is $144,628 and $565,466 for the six months ended June 30, 2025 and 2024, respectively. The software was then sold to customers and the purchase price of the software was included in cost of revenue.

NOTE 8 — RELATED PARTIES BALANCES AND TRANSACTIONS (cont.)

(4)	Accounts receivable-a related party:

	As of June 30,	As of December 31,
	2025	2024
Jiangsu Hephaesi Semiconductor Co., Ltd	$950,052	$—

The account receivable balance as of June 30, 2025 has been full collected as of July 30, 2025.

(5)	Due to a related party:

	As of June 30,	As of December 31,
	2025	2024
Mr. Yujun Xiao	$506,115	$246,454

Mr. Yujun Xiaomade advances to the Company as working capital to support the Company’s operations. The balances are unsecured, interest-free and due upon demand.

NOTE 9 — TAXES

Corporate Income Taxes (“CIT”)

The income before taxes by geographic area is as follows:

(Loss) income before taxes:	For the Six Months Ended June 30, 2025	For the Six Months Ended June 30, 2024
	(Unaudited)	(Unaudited)
China	$(754,674)	$93,078
Japan	1,184,949	1,175,736
USA	(26,085)	—
Germany	(26,310)	—
Cayman	(9,044,435)	(188,279)
Total (loss) income before taxes	$(8,666,555)	$1,080,535

The components of the income tax provision are as follows:

	For the Six Months Ended June 30, 2025	For the Six Months Ended June 30, 2024
	(Unaudited)	(Unaudited)
Current income tax expense	$256,389	$235,147
Deferred income tax expense	(191,703)	(3,939)
Total provision for income taxes	$64,686	$231,208

NOTE 9 — TAXES (cont.)

The following table reconciles the PRC statutory rate to the Company’s effective tax rate:

	For the Six Months Ended June 30, 2025	For the Six Months Ended June 30, 2024
	(Unaudited)	(Unaudited)
PRC statutory tax rate	25%	25.0%
Effect of different tax jurisdiction	(24.3)%	(5.4)%
Effect of PRC preferential tax rate	—%	(0.9)%
Research and development tax credit	—%	(1.9)%
Non-deductible items*	(1.4)%	4.6%
Effective tax rate	(0.7)%	21.4%

*	Non-deductible items represent excess expenses and losses not deductible for PRC tax purpose.

The following table summarizes deferred tax assets and liabilities resulting from differences between financial accounting basis and tax basis of assets and liabilities:

	June 30, 2025	December 31, 2024
Deferred tax assets:
Allowance for credit losses	$61,307	$51,763
Net operating losses	469,865	274,324
Total deferred tax assets	$531,172	$326,087

The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the cumulative earnings and projected future taxable income in making this assessment. Recovery of substantially all of the Company’s deferred tax assets is dependent upon the generation of future income, exclusive of reversing taxable temporary differences. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are recoverable, management believes that it is more likely than not that the results of future operations will generate sufficient taxable income to realize the deferred tax assets as of June 30, 2025.

Taxes payable

Taxes payable consists of the following:

	June 30, 2025	December 31, 2024
Income tax payable	$150,625	$111,313
VAT payable	51,563	242,826
Other taxes payable	2,144	2,750
Total taxes payable	$204,332	$356,889

NOTE 10 — SHAREHOLDERS’ EQUITY

Ordinary shares

The Company was authorized to issue 5,000,000,000 Ordinary Shares with a par value of $0.00001 each. On July 15, 2024, the Company effected a 1-for-4 forward split of its Ordinary Shares. As a result, the authorized share capital of the Company is US$50,000 divided into 20,000,000,000 Ordinary Shares, par value $0.0000025 per ordinary share. As of June 30, 2025 and December 31, 2024, 23,173,413 and 21,173,413 Ordinary Shares are issued and outstanding, respectively.

Share-based Compensation

On November 28, 2024, the Board of Directors of HUHUTECH International Group Inc. approved and adopted an equity incentive plan (the “2024 Equity Incentive Plan”), which allowed for issuance of up to 2,000,000 Ordinary Shares to employees, non-employee directors, officers and consultants for services rendered to the Company.  On January13, 2025, the Company issued 2,000,000 ordinary shares under 2024 Equity Incentive Plan. The fair value of the shares issued amounted to $8,800,000 based on a $4.4 share price on the approval date.

NOTE 10 — SHAREHOLDERS’ EQUITY (cont.)

Statutory reserve and restricted net assets

As stipulated by relevant PRC laws and regulations, the Company’s subsidiaries and affiliated entities in the PRC must take appropriations from after-tax profits to non-distributive funds. These reserves include the general reserve and the development reserve.

The general reserve requires an annual appropriation of 10% of after-tax profits each year-end until the balance reaches 50% of a PRC company’s registered capital. The development reserve is set aside at the Company’s discretion. These reserves can only be used for general enterprise expansion and are not distributable as cash dividends. The general reserve amounted to $343,077 as of June 30, 2025 and December 31, 2024.

Because the Company’s operating subsidiaries in the PRC can only pay distributions out of distributable profits reported in accordance with PRC accounting standards, the Company’s operating subsidiaries in the PRC are restricted from transferring a portion of their net assets to the Company. The restricted amounts include the paid-in capital and statutory reserves of the Company’s entities in the PRC. The aggregate amount of paid-in capital and statutory reserves, which represented the amount of net assets of the Company’s operating subsidiaries in the PRC not available for distribution, was $13,838,422 and $5,038,427 as of June 30, 2025 and December 31, 2024, respectively.

NOTE 11 — COMMITMENTS AND CONTINGENCIES

Contingencies

From time to time, the Company is subject to certain legal proceedings, claims and disputes that arise in the ordinary course of business. Although the outcomes of these legal proceedings cannot be predicted, the Company does not believe these actions, in the aggregate, will have a material adverse impact on its financial position, results of operations or liquidity. As of June 30, 2025 and December 31, 2024, the Company has no outstanding litigation.

Note 12 — SEGMENT INFORMATION

The Company uses the “management approach” in determining its operating segments. The management approach considers the internal organization and reporting used by the Group’s Chief Operating Decision Maker (“CODM”) for making strategic decisions, assessing performance, and allocating resources. The Company’s CODM has been identified as the Chief Executive Officer of the Group. The Company determined it operates as one consolidated segment and therefore has one reportable segment.

As a single reportable segment entity, the GAAP measure utilized by the CODM to assess performance and allocate resources is the Group’s consolidated statement of Income (loss). Significant expenses include selling expenses, general and administrative expenses and research and development, which are each separately presented on the Company’s Statements of Income. Other segment items within net income include interest expense.

The following table presents revenue by geographic location for the six months ended June 30, 2025 and 2024:

	For the Six Months Ended June 30,
	2025	2024
	(Unaudited)	(Unaudited)
PRC	$3,838,722	$4,654,089
Japan	5,978,750	4,199,390
Total revenues	$9,817,472	$8,853,479

NOTE 13— SUBSEQUENT EVENTS

The Company has evaluated subsequent events through the date these unaudited condensed consolidated financial statements are issued and determined that there have been no events that have occurred that would require adjustments to or disclosure in the unaudited condensed consolidated financial statements except for the following:

Bank loans

On July 14, 2025, the Company entered into a loan agreement with the Bank of China to obtain a loan of $628,176 (RMB 4,500,000) with a maturity date on July 13, 2026 at an effective monthly rate of 2.30%. Mr. Yujun Xiao, the CEO of the Company, and Ms. Yinglai Wang, the shareholder of the Company, guaranteed the repayment of the loan.